ZenaTech’s ZenaDrone Finalizes its Third Generation Design and “Production Model” of the ZenaDrone 1000 for US Defense and Commercial Markets

Vancouver, British Columbia, (February 25, 2025) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology company specializing in AI (Artificial Intelligence) drones, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions, announces that its subsidiary ZenaDrone has finalized its third generation design of the ZenaDrone 1000 multifunction drone that will be used as its “production model” for scaling up production.

It includes many upgrades from the second generation design, including a more powerful 100-volt propulsion system and a more aerodynamic carbon fiber body enabling longer flight times, faster speed, and heavier lift capabilities to maximize use for US defense and commercial market requirements. The patented design and advancements of this drone will form the basis of the company’s “production model” drone. ZenaDrone plans to commence the manufacturing and assembly of at least ten of these drones per month starting in Q1 2025 at its manufacturing facility in Sharjah, UAE.

“Locking in the ZenaDrone 1000 third generation design specifications is a milestone that solidifies our design following extensive testing and customer input.  We can now begin to scale up production with our fastest, largest, and most robust drone yet. For US defense applications, this translates to longer endurance, higher payload capacity, and a greater operational range than many competitive products. In commercial customer applications, this design also enables better reliability and performance, particularly for high-power tasks like aerial surveys and crop spraying,” said CEO Shaun Passley, Ph.D.

The global military drone market is estimated to be a US $14 billion industry in 2023, which includes the $5 billion US market, and it is expected to grow to $47 billion globally by 2032 according to Fortune Business Insights research.

Medium-sized drones used for military defense applications require speed, power, and heavy-lift capabilities to enhance their effectiveness in field and logistical support. Speed is critical for evading enemies, conducting rapid resupply missions, and providing real-time intelligence. Power ensures they can operate in harsh environments, including high winds and adverse weather. Heavy-lift capabilities are essential for transporting critical supplies like ammunition, medical equipment, and food to frontline troops or moving large payloads of equipment over challenging terrain, including rivers and canyons.

The ZenaDrone 1000 is a medium-sized autonomous drone, in a VTOL (Vertical Takeoff and Landing) quadcopter design with eight rotors. It is designed for stable flight, maneuverability, heavy lift capabilities currently up to forty kilos, incorporating innovative software technology, AI, interchangeable sensors, and purpose-built attachments, along with compact and rugged hardware engineered for industrial and defense use.

ZenaDrone previously completed paid trials with both the US Air Force and the US Navy using its drones for carrying critical cargo — such as blood — in the field. ZenaDrone plans to manufacture and assemble its US Department of Defense (DoD) destined drones in Phoenix, Arizona.

The company previously announced that its supply chain is fully NDAA (National Defense Authorization Act) compliant and that it plans to apply for Green UAS (Unmanned Aerial System) followed by Blue UAS certification and has begun preparing for this process. These are both approved supplier lists for drone companies that wish to sell to US DoD and a growing number of government and law enforcement departments that include strict cybersecurity and country of origin requirements including drone parts and components.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, health, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy, and cost savings. The Company operates through seven global offices in North America, Europe, Taiwan, and UAE, and is growing a DaaS business model and global partner network.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management in the warehouse and logistics sectors, and the IQ Square is an indoor/outdoor drone designed for land survey and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.